

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

April 22, 2009

Michael A. Woodhouse
Chairman, President and Chief Executive Officer
Cracker Barrel Old Country Store, Inc.
305 Hartmann Drive, P.O. Box 787
Lebanon, Tennessee 37088

Re: CBRL Group, Inc. n/k/a Cracker Barrel Old Country Store, Inc.
Form 10-K
Filed: September 30, 2008
File No. 000-25225

Dear Mr. Woodhouse:

We have reviewed your responses to the comments in our letter dated March 31, 2009 and have the following comment in response.

Schedule 14A:

Annual Bonus & Long-Term Incentive Plans, page 19 & 20

1. We note your response to prior comment 3 with respect to your argument of competitive harm. We, however, cannot accept your current analysis concluding that being a non-franchised, single-line business creates an environment where past internal performance target disclosure will create competitive harm warranting FOIA exemption. To receive confidentiality protection from performance target disclosure obligations, you must demonstrate specific causal connections between the disclosure of individual targets and the ability for a competitor to discern corresponding internal operating measures. Accordingly, please provide more specific analysis showing how disclosure of your prior internal performance targets would enable deductive quantification of confidential material more easily than with respect to other companies or confirm that you will disclose targets as requested in our previous comment.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Gary Brown, Esq.
        Via Facsimile (615) 744-5763